Exhibit 99.4
FOR IMMEDIATE RELEASE

360networks closes Euro portion of high yield notes

Vancouver, B.C. ... April 28, 2000, 360networks today announced the successful closing of the Euro tranche of its 13% high yield notes due 2008 for net proceeds to the company of approximately Euro 190 million.

About 360networks
360networks (formerly known as Worldwide Fiber) offers broadband network and co-location services for telecommunications companies, Internet service providers, application service providers and data-centric enterprises. 360networks is completing a technologically advanced 90,000-kilometer (56,000-mile) network linking 90 major cities, including a fiber optic terrestrial network in North America and Europe, and undersea cables linking North America, South America and Europe. 360networks and its predecessors have been developing communications networks since 1988.

360networks shares trade on the Nasdaq under the stock symbol TSIX and on the Toronto Stock Exchange as TSX.

Forward looking statements: This document may contain statements about expected future events and financial results that are forward looking in nature, and, as a result, are subject to certain risks and uncertainties. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbor for "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

For more information, please contact:

Michelle Gagne
Director of corporate communications
604-648-7703
michelle.gagne@wwfiber.com

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            360NETWORKS INC.


                                            By:        /s/ Catherine McEachern
                                                       -----------------------
                                                    Name:  Catherine McEachern
                                                   Title:  Vice President

DATE:  May 5, 2000